United States securities and exchange commission logo





                            September 17, 2021

       Roy Banks
       Chief Executive Officer
       Weave Communications, Inc.
       1331 W Powell Way
       Lehi, Utah 84043

                                                        Re: Weave
Communications, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
20, 2021
                                                            CIK 0001609151

       Dear Mr. Banks:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement filed on Form S-1

       Prospectus Summary
       COVID-19 Impact on Our Business, page 6

   1. Please balance your summary disclosure regarding the impact of COVID-19 on your business. For example,
you state on page 17 that there was a slowdown in acquisitions of new customers in the
first half of 2020 and that SMBs, your target customer base, were more affected than
large corporations and could continue to be affected by the spread of the Delta variant.
       Market Opportunity, page 7

   2. Please disclose the amount and percentage of revenues generated by Weave Payments
 Roy Banks
FirstName LastNameRoy Inc.
                         Banks
Weave Communications,
Comapany 17,
September NameWeave
              2021    Communications, Inc.
September
Page 2    17, 2021 Page 2
FirstName LastName
         to provide context to your disclosure of the amount of payments processed through Weave
         Payments and the estimated annualized gross merchandise volume. Clarify how the value of the transactions processed through Weave Payments relates to the amount of revenues you receive.
Risk Factors
Risks Related to Ownership of Our Common Stock and This Offering, page 62

3. Please clearly state that there is uncertainty whether a court would enforce the exclusive federal forum provision for Securities Act claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 77

4. We note that each physical customer location must enter into a subscription agreement for your platform and that you provide data on the total number of physical customer locations throughout the prospectus to illustrate your growth and ability to attract new customers. It appears that most of your customers do not have multiple physical locations. Please quantify the number of locations versus the number of customers and discuss the importance to your growth strategy of having customers with multiple physical locations.
5. You disclose on page 19 that your ability to attract new customers and retain existing customers and increase the use of the platform by existing customers is critical to the success of your business. Please revise to disclose the metrics you use to measure customer retention, such as a renewal rate or a dollar-based retention rate. Refer to SEC
         Release No. 33-10751.
Results of Operations
Comparison of the Fiscal Years Ended December 31, 2019 and 2020, page 85

6. You indicate that the increase in subscription revenue was driven by the addition of new customers in 2020 and the realization of a full year of subscription revenue from customers added in 2019. Please revise to quantify the increase in revenue attributable to new versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.
Notes to Consolidated Financial Statements
Note 13. Stockholders' Deficit
Equity-Based Compensation, page F-26

7. Please provide us with a breakdown of all equity-based compensation awards granted in
         December 2020 and to date in 2021 and provide the fair value of the underlying common stock used to value each award. To the extent there were any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any
 Roy Banks
Weave Communications, Inc.
September 17, 2021
Page 3
      intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any equity-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material. Refer to ASC 855-10-50-2.
8. You disclose that certain options have accelerated vesting clauses if there is a change in company control. Tell us whether this offering will result in a change in control and if so, revise to disclose the estimated expense what will be recognized upon closing of the offering.
Exhibits

9.    Please file as an exhibit your loan agreement with Silicon Valley Bank.
General

10. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3550 with any other questions.



                                                            Sincerely,
FirstName LastNameRoy Banks
                                                            Division of
Corporation Finance
Comapany NameWeave Communications, Inc.
                                                            Office of
Technology
September 17, 2021 Page 3
cc:       William Hughes
FirstName LastName